Free Writing Prospectus
Filed Pursuant to Rule 433
Registraton No. 333-126811
April 20, 2007

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

Christine Hudacko

(415) 597 2687

christine.hudacko@barclaysglobal.com

Barclays iPathSM ETNs attract more than $2 billion in market capitalization in ten months

New York, NY (April 20, 2007) – Barclays PLC announced that investments in iPathSM Exchange Traded Notes (iPath ETNs) surpassed $2 billion. The first two iPath ETNs were launched in early June, the third in August and the fourth in late December 2006.

“Barclays iPath ETNs have grown dramatically in the Americas since the first two products launched less than one year ago. This milestone underscores the overwhelming interest in our firm’s innovative and client-focused products,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions, Americas at Barclays Capital.

“Barclays businesses have aligned in a unique way to offer investors four ETNs that achieve cost-effective, tax-efficient investment in previously expensive or difficult-to-reach markets,” said Lee Kranefuss, CEO, Global Index and Markets Group for Barclays Global Investors.

iPath ETNs have a 30-year maturity and are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC linked to the performance of a market index. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees, with easy transferability.

Several Barclays divisions worked together to create this success. Barclays Bank PLC is the issuer, Barclays Capital Inc., is the issuer’s agent, and Barclays Global Investors Services is the promoter of iPath ETNs to intermediaries.

The first two iPath ETNs are linked to commodity indexes, the Dow Jones-AIG Commodity Index Total ReturnSM and the GSCI™ Total Return Index. The third iPath ETN is linked to the GSCI™ Crude Oil Total Return Index calculated from the West Texas Intermediate, crude oil futures contract traded on the New York Mercantile Exchange. The fourth iPath ETN is linked to the MSCI India Total Return IndexSM, which is designed to measure the market performance, including price performance and income from dividend payments, of Indian equity securities.

The pricing supplements can be found on the SEC website at:

•	(iPath ETNs linked to the Dow Jones-AIG Commodity Index Total ReturnSM)

http://www.sec.gov/Archives/edgar/data/312070/000119312507078065/d424b3.htm

•	(iPath ETNs linked to the GSCI™ Total Return Index)

http://www.sec.gov/Archives/edgar/data/312070/000119312507078059/d424b3.htm

•	(iPath ETNs linked to the GSCI™ Crude Oil Total Return Index)

http://www.sec.gov/Archives/edgar/data/312070/000119312507078063/d424b3.htm

•	(iPath ETNs linked to the MSCI India Total Return IndexSM)

http://www.sec.gov/Archives/edgar/data/312070/000119312507078162/d424b3.htm

The following link provides further information about the iPath ETNs: http://www.ipathetn.com/

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

About Barclays

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 123,000 people. We move, lend, invest and protect money for over 27 million customers and clients worldwide.

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC which has an AA long-term credit rating and a balance sheet of over US$1.9 trillion (£996 billion*). With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has offices in 26 countries, employs over 13,200 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide.

For further information about Barclays Capital, please visit our website www.barclayscapital.com.

*US$ figure was derived using the US$/£ exchange rate at 31.12.06 of US$1.96/£1

About BGI [SSBI]

BGI is one of the world’s largest asset managers and a leading global provider of investment management products and services. It has over 2,900 institutional clients and over $1.8 trillion of assets under management as of 12/31/06. It transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1979. BGI is the global product leader in exchange traded funds (iShares) with over 190 funds for institutions and individuals trading in fifteen markets. Globally, BGI and its affiliates have approximately $287 billion of iShares assets under management. BGI is a majority-owned subsidiary of Barclays Bank PLC.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and these offerings. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the Issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

“Dow Jones,” “AIG®,” “Dow Jones-AIG Commodity Index Total ReturnSM,” “DJAIGCISM,” and “Dow Jones – AIG Commodity IndexSM” are registered trademarks or service marks of Dow Jones & Company, Inc., and American International Group, Inc. (“AIG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC for the Securities. The Securities based on the Dow Jones – AIG Commodity Index Total ReturnSM are not sponsored, endorsed, sold or promoted by Dow Jones, AIG Financial Products Corp (“AIG-FP”), American International Group, or any of their respective subsidiaries or affiliates and none of Dow Jones, AIG, AIG-FP, or any of their respective affiliates or subsidiaries makes any representation regarding the advisability of investing in such products.

Goldman Sachs is a trademark or service mark of Goldman, Sachs & Co. and has been licensed for use by Barclays Bank PLC in connection with the Securities. GSCI™, GSCI™ Index, GSCI™ Total Return Index, GSCI™ Crude Oil Total Return Index and are trademarks or service marks of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays Bank PLC, through Goldman Sachs, in connection with the Securities.

The MSCI indexes are the exclusive property of Morgan Stanley Capital International Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and have been licensed for use for certain purposes by Barclays Bank PLC. The financial securities referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such financial securities. The Pricing Supplement contains a more detailed description of the limited relationship MSCI has with Barclays Bank PLC and any related financial securities. No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

© 2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

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